PEPPER HAMILTON LLP
Hamilton Square
600 Fourteenth St., N.W.
Washington, D.C. 20005
September 7, 2007
Via EDGAR and Overnight Courier
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Russell Mancuso
Branch Chief

Re:	TopSpin Medical, Inc.: Registration Statement on Form SB-2
(File No. 333-144472)
Dear Mr. Mancuso:
          On behalf of TopSpin Medical, Inc. (the “Company”), in connection with the above-referenced registration statement on Form SB-2 (File No. 333-144472) (the “Registration Statement”), we are hereby responding to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in your letter dated September 6, 2007 (the “Comment Letter”). Page references contained in this response letter correspond to Pre-Effective Amendment No. 3 to the Registration Statement (“Amendment 3”), which is being filed simultaneously via EDGAR with this response letter. For convenience of reference, each of your comments is reproduced below, prior to the related Company response.
          We also are forwarding, via courier, a copy of this response letter and courtesy copies of Amendment 3, marked to show changes from our Pre-Effective Amendment No. 2 to the Registration Statement as filed on August 29, 2007. In addition to addressing the comments raised by the Staff in the Comment Letter, the Registration Statement has been revised to update and supplement other disclosures presented therein.
Fee Table
          1. We note from your revisions in response to prior comment 1 that you have not registered the exercise of the warrants. Please tell us the exemption from registration on which you will rely for the exercise of the warrants by investors who purchase the warrants from the selling security holders.
          Regulation S promulgated under the Securities Act of 1933, as amended (the “Act”) will be relied upon for the exercise of the Series 2 Warrants by non-U.S. persons. Section

4(2) of the Act will be relied upon for the exercise of the Series 2 Warrants by U.S. persons or non-U.S. persons.
Notices regarding the Series A Warrants and Convertible Bonds, page 12
          2. Please refer to prior comment 2. Please reconcile the disclosure on page 12 that you will give notices to holders of the bonds in both of two methods with section 7(d) of exhibit 4.1. Also, please tell us which section of the warrant certificate is referred to by the phrase “Unless expressly provided otherwise in the warrants” in section 8 of exhibit 4.3.
          We have revised our disclosure on page 12 of Amendment 3 to clarify that we are additionally required to satisfy our obligation to publish notices in Hebrew in two Israeli newspapers of large distribution by publishing these notices within ten days of any adjustment to the conversion rate or number of shares of Common Stock to be received by the holders of Convertible Bonds upon conversion, and that these notices must contain information about the conversion period, the conversion rate and the number of shares of Common Stock that the holders of Convertible Bonds are entitled to receive as a result of a conversion.
          No other section of the Series 2 Warrant certificate is referred to by the phrase “Unless expressly provided otherwise in the warrants” in section 8 of the Series 2 Warrant certificate.
Risk Factors, page 6
          3. Please revise the disclosure provided in response to prior comment 6 to include appropriate captions that clearly and directly advise investors that the tax consequences of the securities you are offering are uncertain. Also disclose in this section that your counsel has not been able to provide an opinion on material tax consequences.
          We have revised our disclosure on pages 13 and 14 of Amendment 3 to include the captions requested by the Staff’s Comment Letter. We also have disclosed on pages 13 and 14 of Amendment 3 that our counsel has not been able to provide an opinion on certain material tax consequences, by stating that “we cannot conclude” and “we cannot be certain” as to the treatment that will be accorded by the Internal Revenue Service and the Israeli Taxing Authority in respect of the consequences discussed in the risk factors, on pages 13 and 14, related to the U.S. federal income tax consequences and the Israeli income tax consequences of holding our Convertible Bonds.
Series 2 Warrants. page 71
          4. Please disclose your response to prior comment 3 that the Tel Aviv Stock Exchange rules that require meetings of warrant holders to be held in accordance with the provisions respecting meetings of the holders of the convertible bonds contained in the documents governing those bonds.
          We have added a sentence to page 72 of Amendment 3 to disclose that Tel Aviv Stock Exchange rules require that meetings of the holders of our Series 2 Warrants are to be held in accordance with the provisions respecting meetings of the holders of our Convertible Bonds contained in the documents governing the Convertible Bonds.
Series 3 Warrants. page 72
          5. Please update the August 30 disclosure provided in response to prior comment 4.
          We have updated page 72 of Amendment 3 by disclosing that on August 29, 2007, the Tel Aviv Stock Exchange approved the listing of the Series 3 Warrants.
Principal and Interest Payments, page 74
          6. Please clarify the disclosure provided in response to prior comment 5. What do you mean that the holder will not receive any interest for the year or part of the year “until conversion”? Will the holder then receive interest at conversion? Will the holder tot receive interest for the period between conversion and November 30? If conversion occurs before November 18, will the holder receive any interest for the period since December 1 of the prior year?
          We have revised our disclosure on page 75 of Amendment 3 to clarify that if a holder converts his or its Convertible Bonds prior to November 18, then the holder will not receive any interest for the period since December 1 of the prior year.
Selling Security Holders, page 96
          7. From your response to prior comment 9, it appears that the offering by the broker-dealer affiliates who acquired the offered securities from a statutory underwriter after you filed the registration statement is part of a primary offering that is not eligible to be made wider Rule 415(a)(1)(x) as noted in comment 20 of our August 7, 2007 letter to you. Therefore, you should:
•	file the registration statement for the “resale” offering by those broker-dealer affiliates at the time of each exercise and conversion

•	register the transaction on a form that you can use for a primary offering;

•	identify the selling security holders as underwriters; and

•	include the fixed price at which the underwriters will sell the securities for the duration of the offering.
          The securities held by Analyst I.M.S Investment Management Services Ltd. and Orot Investments Ltd. were issued nearly 10 months ago as part of an offering initially conducted by the Company in an offshore transaction under Regulation S. All of the purchasers, including the original purchasers of the securities at issue, paid the full purchase price at that time and acquired their respective securities in the ordinary course of business and without any contracts, arrangements or understandings to further distribute the securities as part of the offering. It was a completed sale under Israeli law. Subsequent offshore resales and transfers of the securities have occurred since their initial sale. No SEC registration was planned, expected nor contemplated at the time of the initial sale nearly 10 months ago. However, as a result of the Tel Aviv Stock Exchange’s reluctance to admit for listing any Regulation S securities sold by U.S. issuers without no-action letter relief from the Office of International Corporate Finance, the Company was forced to register the securities for resale with the SEC as a condition to their being accepted for listing on the Tel Aviv Stock Exchange, including the securities now held by the above-referenced affiliates of Israeli broker-dealers.1 Under the circumstances, noting in particular that the amount of securities at issue represent just over 2%, or an immaterial amount, of the total securities registered for resale, we believe that the facts reasonably support a position that the Company is not engaged in an indirect public distribution in Israel through these two parties.
          As discussed with the staff this morning, the Company cannot merely choose to drop these security holders from the selling security holder table. First, section 2.07 of the Indenture requires that all of the securities sold in the initial offering must be listed on the Tel Aviv Stock Exchange as a condition to the final release of the funds to the Company. Moreover, the Tel Aviv Stock Exchange has already issued its order granting its approval to list all of the securities sold in the initial offering, subject only to the effectiveness of the Registration Statement. In addition, the Israeli Securities Authority has also already issued its order approving the listing of the same amount of securities. The burden to the Company to re-open the terms of the Indenture and to have the Tel Aviv Stock Exchange and the Israeli Securities Authority institute proceedings to amend their orders to clarify this matter is overwhelming in comparison to any perceived threat to the protection of investors or the public interest, including these selling security holders in the Registration Statement. We respectfully request that the Staff accept the Company’s response or waive the comment. We do not believe that these circumstances present a sufficient basis for the Staff to deny acceleration of the effective time of the Registration Statement.
Exhibits
          8. Please file as an exhibit the consent of Vardi, Hauser, Native & Co. that provided exhibit 8 to exhibit 25.2.
          We have filed the consent of Vardi, Hauser, Native & co. as Exhibit 23.4 of Amendment 3.
Exhibit 25.2

[1]	It is important to note that, under Israeli law, a registered “broker-dealer,” such as Analyst Exchange and Trading Services Ltd. and Israel Brokerage and Investments, I.B.I. Ltd., is prohibited from participating in any securities underwriting activity. Only registered “underwriters” under Israeli law are permitted to participate in a distribution of securities by an issuer in an underwritten offering. Under Israeli law, therefore, it would be inaccurate to refer to Analyst Exchange and Trading Services Ltd. and Israel Brokerage and Investments, I.B.I. Ltd. as “underwriters.”

          9. We are unable to agree with your assertion in the second sentence of your response to prior comment 10.
          Thank you.
          10. Please tell us why section (E)(b)(i) of exhibit 9 refers to a Form CR on January 21, 2003.
          Ziv Haft Trusts Company Ltd. did not intend to refer to a Form CB on January 21, 2003, but instead intended to refer to a Form SB-2 on July 11, 2007. Exhibit 25.2 (including Exhibit 9 thereto) has been re-filed with Amendment 3 to refer to a Form SB-2 on July 11, 2007.
          We thank you for your timely review of our past filings and would appreciate your prompt review of Amendment 3 and the confidential treatment request. Please direct any questions concerning Amendment 3 or this response letter to the undersigned at (202) 220-1454 or David S. Yoon, Esq. at (215) 981-4543.

Very truly yours,
/s/ Robert B. Murphy
Robert B. Murphy